

SE ... MMISSION

ANNUAL ... REPORT

FORM X-17A-5
PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-52747 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hyde Park Capital Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 North Franklin Street
(No. and Street)

Tampa FL 33602
(City) (State) (Zip Code)



SEC MAIL PROCESSING
RECEIVED
MAR 0 7 2005
WASH, D.C. 179 SECTION


NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. McDonald III 813.383.0206
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spence, Marston, Bunch, Morris & Co.
(Name – *if individual, state last, first, middle name*)

250 North Belcher Rd., Clearwater, FL 33765
(Address) (City) (State) (Zip Code)



PROCESSED
APR 0 4 2005
THOMSON FINANCIAL


**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John M. McDonald III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyde Park Capital Advisors, LLC, as of 12-31-, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

Notary Public


Jenny L Pelletier
My Commission DD338302
Expires July 15, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCE, MARSTON, BUNCH, MORRIS & CO.
Certified Public Accountants

MEMBERS OF:
American Institute of Certified Public Accountants
AICPA SEC Practice Section
AICPA Private Companies Practice Section
Florida Institute of Certified Public Accountants

250 North Belcher Rd., Suite 100
Clearwater, Florida 33765-2622
(727) 441-6829 Tampa 223-2172
FAX (727) 442-4391
cpa@spencemarston.com

## INDEPENDENT AUDITOR'S REPORT

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida

We have audited the accompanying statements of financial condition of Hyde Park Capital Advisors, LLC as of December 31, 2004 and 2003, and the related statements of operations and changes in member's equity and cash flows for the years then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hyde Park Capital Advisors, LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Spence, Marston, Bunch, Morris & Co.
Certified Public Accountants

February 14, 2005

**HYDE PARK CAPITAL ADVISORS, LLC**
**(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)**
**STATEMENTS OF FINANCIAL CONDITION**

| | December 31 | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| **ASSETS** | | | | |
| Cash | $ | 201,495 | $ | 247,642 |
| Accounts receivable - less allowance for doubtful accounts of $9,613 and $9,702 as of December 31, 2004 and 2003, respectively | | 200,488 | | 15,713 |
| Furniture and equipment, net of accumulated depreciation of $69,817 and $61,093 as of December 31, 2004 and 2003, respectively | | 29,044 | | 10,662 |
| Other assets | | 8,000 | | 10,000 |
| | $ | 439,027 | $ | 284,017 |
| **LIABILITIES AND MEMBER'S EQUITY** | | | | |
| Accounts payable - trade | $ | 16,955 | $ | 15,169 |
| Accounts payable - related party | | - | | 12,254 |
| Accrued expense | | 87,912 | | - |
| | | 104,867 | | 27,423 |
| Member's equity | | 334,160 | | 256,594 |
| | $ | 439,027 | $ | 284,017 |

See accompanying notes to financial statements

**HYDE PARK CAPITAL ADVISORS, LLC**
**(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)**
**STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY**

| | For the years ended December 31 | |
|---|---|---|
| | 2004 | 2003 |
| **Revenues:** | | |
| Investment banking | $ 1,969,375 | $ 1,420,370 |
| Other income | 14,434 | 21,029 |
| Interest | 1,287 | 1,237 |
| Total revenues | 1,985,096 | 1,442,636 |
| **Expenses:** | | |
| Employee compensation and benefits | 538,780 | 325,840 |
| Professional fees | 14,331 | 20,573 |
| Advertising expenses | 6,715 | 8,644 |
| Occupancy expenses | 138,737 | 137,126 |
| Other business development expenses | 45,674 | 108,571 |
| Office expenses | 87,957 | 60,015 |
| Bad debts | 5,099 | 20,694 |
| Other expenses | 13,404 | 22,883 |
| Total expenses | 850,697 | 704,346 |
| Net income | 1,134,399 | 738,290 |
| Member's equity, beginning of year | 256,594 | 117,619 |
| Member's contributions | 3,167 | 685 |
| Member's distributions | (1,060,000) | (600,000) |
| Member's equity, end of year | $ 334,160 | $ 256,594 |

See accompanying notes to financial statements

**HYDE PARK CAPITAL ADVISORS, LLC**
**(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)**
**STATEMENTS OF CASH FLOWS**
**Increase (Decrease) in Cash**

| | For the years ended December 31 | |
|---|---|---|
| | **2004** | **2003** |
| Cash flows from operating activities: | | |
| Net income | $ 1,134,399 | $ 738,290 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 8,724 | 7,939 |
| Change in operating assets and liabilities: | | |
| (Increase) decrease in accounts receivable | (184,775) | 14,065 |
| (Increase) decrease in other assets | 2,000 | (5,000) |
| Increase (decrease) in accounts payable | (10,468) | 13,427 |
| Increase in accrued expense | 87,912 | - |
| Total adjustments | (96,607) | 30,431 |
| Net cash provided by operating activities | 1,037,792 | 768,721 |
| Cash flows from investing activities: | | |
| Purchase of furniture and equipment | (27,106) | (909) |
| Net cash used in investing activities | (27,106) | (909) |
| Cash flows from financing activities: | | |
| Member's contributions | 3,167 | 685 |
| Member's distributions | (1,060,000) | (600,000) |
| Net cash used in financing activities | (1,056,833) | (599,315) |
| Net increase (decrease) in cash | (46,147) | 168,497 |
| Cash, beginning of year | 247,642 | 79,145 |
| Cash, end of year | $ 201,495 | $ 247,642 |

See accompanying notes to financial statements

## (1) ORGANIZATION AND NATURE OF BUSINESS

Hyde Park Capital Advisors, LLC (the Company) is a Florida Limited Liability Company that is wholly-owned by Hyde Park Capital Partners, LLC. Operations commenced January 2, 2000. The Company provides investment banking services to middle market, private and public companies throughout the United States. The Company became a member of the National Association of Securities Dealers (NASD) on January 1, 2001.

## (2) SIGNIFICANT ACCOUNTING POLICIES

**Revenue recognition** – The Company generally recognizes investment banking revenues on an accrual basis per the terms of the contracts with its customers. For certain customers whose financial condition is uncertain, revenue is not recognized until the successful completion of a contract and receipt of cash fees due.

As of December 31, 2004, the Company completed a contract upon which a portion of the investment proceeds was contingent on a future event. The Company agreed to collect its success fee based on the occurrence of the future event and is due $157,500 under the terms of the original contract. However, due to the uncertainty of collection, the Company has not recorded a receivable as of December 31, 2004.

The Company completed another contract as of December 31, 2004 upon which a portion of the success fee was based on future note payments made by the Company's client, which extend into 2005. Accounts receivable includes $175,000 of fees under this contract which were collected subsequent to year end. The Company is due an additional $350,000 under the terms of the contract but due to the uncertainty of collection, the Company has not recorded a receivable as of December 31, 2004.

In addition, the Company has received stock warrants as part of its compensation on certain of its investment banking contracts. A nominal value has been assigned to these warrants because of the difficulty of assessing the value of the underlying stocks which are not publicly traded.

**Accounts receivable** – Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible.

**Concentration of credit risk** – The Company maintains deposits in excess of federally insured limits. Accounting principles generally accepted in the United States of America require disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in a high quality financial institution.

**Furniture and equipment** – These assets are carried at cost less accumulated depreciation. Major additions are capitalized while replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently. When an asset is retired or otherwise disposed of, the cost of the asset is eliminated from the asset account, accumulated depreciation is charged with an amount equal to the depreciation provided and the difference, if any, is charged or credited to income.

Depreciation is computed on the declining balance method over the estimated useful lives of the asset which is generally 3 to 7 years.

## (2) SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

**Advertising costs** – All advertising costs are expensed as incurred.

**Income taxes** – The Company is a single member limited liability company which is disregarded for income tax purposes. All income or loss is allocated to Hyde Park Capital Partners, LLC. Consequently, no provision for income taxes has been included in these financial statements, as income taxes are a liability of the member rather than of the Company.

**Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates that affect certain reported amounts and disclosures. These estimates are based on management's knowledge and experience. Accordingly, actual results could differ from these estimates.

## (3) COMMITMENTS

The Company entered into a five year lease agreement for its office space, furnishings and parking which commenced January 31, 2000. Rents are adjusted annually based on increases in the Consumer's Price Index. There are five renewal options of one year each. In July 2004, the Company exercised the first one year renewal term. Total rent expense for 2004 and 2003 was $130,013 and $129,187, respectively.

The following is a schedule of the total minimum payments due under the lease:

| | | |
|---|---|---|
| 2005 | $ | 97,308 |
| 2006 | | 7,922 |

## (4) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $96,628 which was $90,628 in excess of its required net capital of $6,000. At December 31, 2003, the Company had net capital of $220,219 which was $214,219 in excess of its required net capital of $6,000. The Company's net capital ratio was 1.09 to 1 and 0.12 to 1 at December 31, 2004 and 2003, respectively.

## (5) RELATED PARTY TRANSACTIONS

The related party payable as of December 31, 2003 is due to members of Hyde Park Capital Partners, LLC and relates to business entertainment expense reflected in other business development expenses on the statement of operations.

## (6) PROFIT SHARING PLAN

In December 2004, the Company adopted a Profit Sharing Plan and Trust whereby the Company can make discretionary contributions to participant accounts. Employees become eligible to receive contributions upon completion of one year of service. The Company contributed $97,912 to the plan for the year ended December 31, 2004 and is included in employee compensation and benefits on the Statements of Operations.

**SUPPLEMENTARY INFORMATION**
**PURSUANT TO RULE 17a-5 OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

**AS OF DECEMBER 31, 2004**

**The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.**

**HYDE PARK CAPITAL ADVISORS, LLC**
**(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**SCHEDULE I**
**As of December 31, 2004**

| | |
|---|---|
| Net Capital | |
| Total consolidated stockholders' equity | $ 334,160 |
| Deduct stockholders' equity not allowable for net capital | - |
| Total stockholders' equity qualified for net capital | 334,160 |
| Add: | |
| Subordinated borrowings allowable in computation of net capital | - |
| Other (deductions) or allowable credits-deferred income taxes payable | - |
| Total capital and allowable subordinated borrowings | 334,160 |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Furniture, equipment, and leasehold improvements, net | 29,044 |
| Other assets | 208,488 |
| | 96,628 |
| Net capital before haircuts on securities positions (tentative net capital) | 96,628 |
| Haircuts on securities | - |
| Net capital | $ 96,628 |
| Aggregate indebtedness | |
| Items included in consolidated statement of financial condition: | |
| Other accounts payable and accrued expenses | 104,867 |
| Total aggregate indebtedness | $ 104,867 |
| Computation of basic net capital requirement | |
| Minimum net capital required | $ 6,000 |
| Excess net capital at 1,500 percent | $ 90,628 |
| Excess net capital at 1,000 percent | $ 86,141 |
| Ratio: aggregate indebtedness to net capital | 1.09 to 1 |
| Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004) | |
| Net capital, as reported in Company's Part II (Unaudited) FOCUS report | $ 187,589 |
| Audit adjustments to record additional expenses | (90,961) |
| Net capital per above | $ 96,628 |

**HYDE PARK CAPITAL ADVISORS, LLC**
**(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)**
**COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**SCHEDULE II**
**As of December 31, 2004**

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

**HYDE PARK CAPITAL ADVISORS, LLC**
**(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**SCHEDULE III**
**As of December 31, 2004**

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

**HYDE PARK CAPITAL ADVISORS, LLC**
**(WHOLLY-OWNED BY HYDE PARK CAPITAL PARTNERS, LLC)**
**SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS**
**SCHEDULE IV**
**As of December 31, 2004**

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

SPENCE, MARSTON, BUNCH, MORRIS & CO.
Certified Public Accountants

MEMBERS OF:
American Institute of Certified Public Accountants
AICPA SEC Practice Section
AICPA Private Companies Practice Section
Florida Institute of Certified Public Accountants

250 North Belcher Rd., Suite 100
Clearwater, Florida 33765-2622
(727) 441-6829 Tampa 223-2172
FAX (727) 442-4391
cpa@spencemarston.com

## INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Managing Directors
Hyde Park Capital Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements of Hyde Park Capital Advisors, LLC (the Company), for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Managing Directors
Hyde Park Capital Advisors, LLC
Tampa, Florida

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Spence, Marston, Bunch, Morris & Co.
Certified Public Accountants

February 14, 2005